                 (2) enter into any agreement, contract, lease or license outside the Ordinary Course of Business, or enter into any drilling contract on a turnkey or footage basis, or enter into any vessel or rig charter other than with an affiliate of Mallard or for a term less than one month entered into in the Ordinary Course of Business;

                 (3) make any declaration, setting aside or payment of dividends or distributions in respect of shares of Mallard Common Stock or any redemption, purchase or other acquisition of any other securities of Mallard or its subsidiaries;

                 (4) amend their respective certificates of incorporation, bylaws or other organizational documents;

                 (5) issue, deliver, sell, pledge or otherwise encumber any shares of their capital stock or any securities convertible into, or exchangeable or exercisable for, shares of their capital stock;

                 (6) except for borrowings under existing credit facilities in the Ordinary Course of Business, (i) incur any obligation for borrowed money or purchase money indebtedness, or (ii) make any loan, advance, guarantee, capital contribution or investment in any Person other than a direct or indirect wholly owned subsidiary of Mallard;

                 (7) make any change in their accounting methods, principles or practices other than as required by GAAP;

                 (8) waive the benefits of, or agree to modify, any material confidentiality, standstill or similar agreement;

                 (9) except for changes made in the Ordinary Course of Business not involving officers or key employees of Mallard, increase or otherwise modify (except as contemplated by this Agreement) the compensation of their employees, including salaries, bonus and other employee benefits, or severance payments or obligations, or enter into or modify the terms of any employment, severance or collective bargaining agreement;

                 (10) except for existing commitments and capital expenditures as may be necessary to perform obligations under existing contracts or maintain the assets in the event of damage thereto, make any capital expenditure outside the Ordinary Course of Business or in an amount in excess of $250,000;

                 (11) modify, terminate or establish any new (except as contemplated by this Agreement and those adopted by EVI for substantially all the employees of its subsidiaries) Plans or Benefit Programs or Agreements;

                 (12) pay, discharge, reserve against or satisfy any material claims, liabilities or obligations or write off or reduce the carrying value of any assets, other than as reflected or reserved against in the Most Recent Balance or as may be required under the terms thereof or in the Ordinary Course of Business (including the settlement of litigation in accordance with past practice); or

                 (13) authorize, commit or agree to take any of the foregoing actions.

         (d) FULL ACCESS. Subject to the terms of the Confidentiality Agreement dated September 9, 1996 (the "Confidentiality Agreement"), EVI will permit representatives of Parker to have full access to Mallard and its subsidiaries at reasonable times during normal business hours, in a manner that will not interfere with the normal business operations of Mallard and its subsidiaries, and to all premises, properties, personnel, books, records (including Tax records), environmental reports or surveys, contracts, and documents of or pertaining to Mallard and its subsidiaries.

         (e) NOTICE OF DEVELOPMENTS. Each Party will give prompt written notice to the other of any material adverse development causing a breach of any of its representations and warranties under this Agreement.

         (f) BENEFIT PLANS. At or prior to the Closing, but effective as of the Closing Date, EVI shall, at its sole expense and with no adverse tax or other consequences to Mallard, Parker or their respective subsidiaries, (i) cause Mallard and its subsidiaries to cease to be adopting employers under all Plans and Benefit Programs or Agreements and (ii) cause one or more designees of EVI (other than Mallard or any of its subsidiaries) to assume all past, present and future obligations and liabilities of Mallard and its subsidiaries with respect to the Plans and Benefit Programs or Agreements. On or before the Closing Date, and effective as of such date, EVI will cause each employee of Mallard and its subsidiaries to have a fully vested and nonforfeitable interest in his or her account balance under the 401(k) Plan and the Executive Deferred Compensation Plan. With respect to employees of Mallard and its subsidiaries as of the Closing Date, Parker will permit such employees to participate in its group health plan without exclusion for pre-existing conditions (other than such exclusions currently in effect under any group health plan for employees of Mallard and its subsidiaries).

         (g) NO SOLICITATION. From and after the date of this Agreement until the termination of this Agreement in accordance with its terms, neither EVI nor any of its subsidiaries, nor any officer, director, employee, agent or representative of EVI or any of its subsidiaries, shall, directly or indirectly, solicit or encourage, including by way of furnishing information, the initiation of any inquiries or proposals regarding, or engage in or continue any discussions or enter into any agreements regarding, any merger, tender offer, sale of shares of capital stock or similar business combination transactions involving any or all of the Contract Drilling Business, or any sale of all or substantially all the assets of the Contract Drilling Business, other than in connection with the transaction with Parker contemplated herein; provided, however, that EVI or its officers, directors, employees, agents or representatives may furnish information with respect to the Contract Drilling Business in connection with any inquiry or proposal or discussions relating to a merger, tender offer, sale of shares of capital stock or similar business combination transaction involving EVI, or any sale of all or substantially all of the assets of EVI, provided that no such discussions or agreements resulting therefrom shall in any manner conflict with the terms of this Agreement and that EVI or such person acting on behalf of EVI shall provide advance written notice to each other party to such discussions that EVI is party to a valid and legally binding agreement with Parker with respect to the Contract Drilling Business.

         (h) INSURANCE MATTERS. EVI shall use its reasonable efforts to obtain an endorsement on the insurance policies for Mallard and its subsidiaries naming Parker and its subsidiaries and affiliates as additional named insureds effective on the Closing Date as long as Parker utilizes EVI's current insurance broker.

         (i) CONTRIBUTED ASSETS. Prior to the Closing, EVI shall take all necessary action to provide that all of the assets owned by EVI or its subsidiaries used primarily in connection with or otherwise integral to the Contract Drilling Business are owned directly or indirectly by Mallard, including the contribution of certain assets described on Schedule 4(i) (the "Contributed Assets"); provided, however, the foregoing shall not include (i) the historical tax, accounting or financial records of EVI, (ii) the accounting and management information systems and software of EVI used in connection with the business of Mallard, (iii) the subsidiaries of EVI whose assets may be transferred to Mallard or its subsidiaries pursuant to this section, or (iv) the assets described in Schedule 2(j) of the Disclosure Schedule as being retained by EVI or its subsidiaries other than Mallard and its subsidiaries. After the Closing, EVI will provide Parker with access to such historical accounting and other records relating to the business of Mallard and its subsidiaries prior to Closing to the extent reasonably necessary to assist Parker in making its tax, regulatory, Exchange Act and related filings.

         (j) REGISTRATION RIGHTS. At the Closing, Parker and EVI shall enter into a registration rights agreement in substantially the form attached hereto as EXHIBIT D ("Registration Rights Agreement").

         (k) AUDITED FINANCIAL STATEMENTS. EVI shall use its best efforts to deliver to Parker within 20 days after the date hereof, and shall in any event deliver to Parker within 30 days after the date hereof, audited financial statements for Mallard and its consolidated subsidiaries, together with the Contributed Assets, accompanied by a report of EVI's independent public accountants, consisting of balance sheets and statements of income, cash flows and stockholders' equity as of and for each of the years ended December 31, 1993, 1994 and 1995 (the "Mallard Audited Financial Statements"). The Mallard Audited Financial Statements will be prepared in accordance with GAAP applied on a consistent basis (except as may be noted therein) and will fairly present the consolidated financial position of Mallard and its subsidiaries as of the dates thereof and the results of operations, cash flows and changes in stockholders' equity for the periods then ended.

         (l) RIG UPGRADE. Prior to Closing, EVI shall complete the rig modification and upgrade to Rig 74 as described on Schedule 4(l) (the "Rig Upgrade").

         (m)     ACTION OF PARKER REGARDING FINANCING.

         (1) Parker shall promptly after the date of this Agreement initiate and diligently pursue action to obtain financing in an amount necessary to permit Parker to pay the cash portion of the Purchase Price. In such connection, Parker plans to effect a private placement of debt and Parker agrees to use its commercially reasonable efforts to complete such placement.

         (2) Parker shall keep EVI informed from time to time as to the status of the financing contemplated by subsection (1) of this Section 4(m) and in any event shall inform EVI upon pricing of the securities. Parker shall also provide EVI with copies of all preliminary and final offering memorandums.

         (n) PREFERRED STOCK. Prior to Closing, the Board of Directors of Parker shall approve and adopt the Certificate of Designations for the Parker Series D Convertible Preferred Stock in substantially the form attached hereto as Exhibit B and cause such Certificate of Designations to be filed with the Secretary of State of Delaware.

         (o) INTERCOMPANY DEBT. All debt and other obligations of Mallard or any of its subsidiaries as of the Closing Date shall be cancelled immediately prior to the Closing (other than debt related to purchases of drill pipe, tubulars and related products from Grant Prideco, Inc. after the date hereof).

         5. POST-CLOSING COVENANTS. The Parties agree as follows with respect to the period following the Closing.

         (a) GENERAL. In case at any time after the Closing any further action is necessary or desirable to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as the other Party reasonably may request; provided, however, that this Section 5(a) shall not be deemed to require either party to expend funds or to incur obligations not otherwise expressly required pursuant to the Agreement.

         (b) LITIGATION SUPPORT. In the event and for so long as any Party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with
(i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving Mallard and its subsidiaries, each of the other Parties will cooperate with it and its counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Party (unless the contesting or defending Party is entitled to indemnification therefor under
Section 7).

         (c) LISTING OF SHARES. Promptly after the Closing, Parker shall effect the listing on the New York Stock Exchange of the shares of Parker Common Stock issuable upon conversion of the Series D Preferred Stock.

         (d) AUTHORIZATION OF COMMON STOCK. Parker agrees that at its next annual meeting of stockholders, and in any event at a meeting to be held prior to January 31, 1997, it will propose an amendment to its Restated Certificate of Incorporation to increase the number of authorized shares of Parker Common Stock to at least 80,000,000 shares. The Board of Directors of Parker will recommend to Parker's stockholders that they vote in favor of any such proposal to increase Parker's authorized shares, and Parker will use its best efforts to solicit proxies in favor of such proposal.

         (e) VOTING OF SERIES D PREFERRED STOCK. If the Closing shall have occurred prior to the stockholders meeting to approve the increase in the authorized shares of Common Stock, EVI agrees to vote the shares of Series D Preferred Stock in favor of the proposal.

         6.      CLOSING CONDITIONS.

         (a) CONDITIONS TO OBLIGATION OF PARKER. The obligation of Parker to consummate the transactions contemplated hereby is subject to satisfaction of the following conditions:

                 (1) the representations and warranties of EVI set forth in Section 2 shall be true and correct in all material respects at and as of the Closing Date;

                 (2) EVI shall have performed and complied with all of its covenants and agreements hereunder in all material respects through the Closing;

                 (3) the Parties shall have procured all material third party consents specified in Section 4(b);

                 (4) no action, suit, or proceeding shall be pending before any Governmental Authority by any person (other than a party to this Agreement or any affiliate thereof) which would reasonably be expected to result in a permanent injunction, judgment, order, decree or ruling that would (A) prevent consummation of any of the transactions contemplated by this Agreement, (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation, (C) affect materially and adversely the right of Parker to own Mallard Common Stock and the capital stock of Mallard's subsidiaries, or (D) affect materially and adversely the right of Mallard and its subsidiaries to own their assets and to operate their businesses in the manner currently owned and operated (and no such injunction, judgment, order or decree or ruling shall be in effect);

                 (5) there shall have not occurred any events or developments, individually or in the aggregate, resulting in a Material Adverse Effect with respect to Mallard and its subsidiaries;

                 (6) EVI shall have delivered to Parker a certificate to the effect that each of the conditions specified above in Section 6(a)(1)-(5) is satisfied in all respects;

                 (7) all applicable waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated;

                 (8) Parker shall have received the opinion of Fulbright & Jaworski L.L.P., dated as of the Closing Date, in substantially the form attached hereto as EXHIBIT E;

                 (9) the guarantees by Mallard and each of its subsidiaries with respect to the obligations of EVI under EVI's 10.25% Senior Notes due 2004 and under EVI's bank credit facility shall be terminated in all respects effective as of the Closing and all Security Interests on the stock of Mallard and its subsidiaries shall have been released;

                 (10) EVI shall have caused Mallard to have completed the Rig Upgrade or advanced funds sufficient to complete the Rig Upgrade, which funds shall not be treated as assets for purposes of the purchase price adjustment pursuant to Section 1(f) hereof;

                 (11) Parker shall have arranged the financing necessary, and received sufficient proceeds, to pay the cash portion of the Purchase Price; and

                 (12)     EVI shall have complied with the requirements of
         Section 8(a) of this Agreement.

At or prior to the Closing, Parker may waive in writing any condition specified in this Section 6(a), to the extent permitted by law.

         (b) CONDITIONS TO OBLIGATION OF EVI. The obligations of EVI to consummate the transactions contemplated hereby are subject to satisfaction of the following conditions:

                 (1) the representations and warranties of Parker set forth in Section 3 shall be true and correct in all material respects at and as of the Closing Date;

                 (2) Parker shall have performed and complied with all of their respective covenants hereunder in all material respects through the Closing;

                 (3) the Parties shall have procured all material third party consents specified in Section 4(b);

                 (4) no action, suit, or proceeding shall be pending before any Governmental Authority by any person (other than a party to this Agreement or any affiliate thereof) which would reasonably be expected to result in a permanent injunction, judgment, order, decree or ruling that would (A) prevent consummation of any of the transactions contemplated by this

         Agreement, or (B) cause any of the transactions contemplated by this Agreement to be rescinded following consummation (and no such injunction, judgment, order, decree or ruling shall be in effect);

                 (5) there shall not have occurred any events or developments, individually or in the aggregate, resulting in a Material Adverse Effect with respect to Parker and its subsidiaries;

                 (6) Parker shall have delivered to Mallard and its subsidiaries a certificate to the effect that each of the conditions specified above in Section 6(b)(1)-(5) is satisfied in all respects;

                 (7) all applicable waiting periods (and any extensions hereof) under the Hart-Scott-Rodino Act shall have expired or otherwise been terminated; and

                 (8) EVI shall have received the opinion of Vinson & Elkins L.L.P., dated as of the Closing Date, in substantially the form attached hereto as EXHIBIT F.

At or prior to the Closing, EVI may waive in writing any condition specified in this Section 6(b), to the extent permitted by law.

         7.      REMEDIES FOR BREACHES OF THIS AGREEMENT.

         (a) SURVIVAL OF REPRESENTATIONS AND WARRANTIES. None of the representations and warranties herein shall survive the Closing, except (i) the representations and warranties in Section 2(s) shall survive for one year after the Closing Date, (ii) the representations and warranties in Sections 2(d), 2(u), 3(d) and 3(i) shall survive without limitation of time, and (iii) the representations and warranties in Sections 2(n), 2(o), 2(p) and 3(h) shall survive until 10 days after the end of the applicable statute of limitations period with respect to the matters addressed therein. The survival periods specified in the foregoing sentence are referred to herein as the "Survival Periods."

         (b) INDEMNIFICATION PROVISIONS FOR BENEFIT OF PARKER. EVI shall defend, indemnify and hold Parker harmless from and against any and all Adverse Consequences resulting from or arising out of (i) any breach or nonperformance, either partial or total, of any representation, warranty, covenant or agreement of EVI in this Agreement (provided, however, that EVI shall have no obligation to indemnify, defend or hold Parker harmless with respect to any Adverse Consequence resulting from or arising out of a breach of any representation or warranty of EVI in this Agreement unless EVI receives notice of such Adverse Consequence within the applicable Survival Period), (ii) violations or alleged violations by EVI, Mallard or their respective subsidiaries of the Export Administration Act, the International Economic Emergency Powers Act or other applicable U.S. export control or economic sanction laws, orders or regulations, and (iii) the matters described on Schedule 7(b).

         (c) INDEMNIFICATION PROVISIONS FOR THE BENEFIT OF EVI. Parker shall defend, indemnify and hold EVI harmless from and against any and all Adverse Consequences resulting from or arising out of (i) the breach or non-performance, either partial or total, of any representation, warranty, covenant, or agreement of Parker in this Agreement, or (ii) any cost, expense, obligation or liability relating to guarantees of debt of Mallard or any of its subsidiaries by EVI or performance bonds or performance guarantees issued by EVI and relating to the Contract Drilling Business, in each case as described on Schedule 6(b) or otherwise identified to Parker five Business Days prior to the Closing Date; provided, however, that Parker shall have no obligation to indemnify, defend or hold EVI harmless with respect to any Adverse Consequences resulting from or arising out of a breach of any representation or warranty of Parker in this Agreement unless Parker receives notice of such Adverse Consequence within the applicable Survival Period.

         (d)     MATTERS INVOLVING THIRD PARTIES.

         (1) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") that may give rise to a claim for indemnification against any other Party (the "Indemnifying Party") under this Section 7, then the Indemnified Party shall promptly notify the Indemnifying Party thereof in writing; provided, however, that no delay on the part of the Indemnified Party in notifying the Indemnifying Party shall relieve the Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Indemnifying Party is prejudiced thereby. For purposes of this Section 7(d), matters relating to Taxes that are addressed in
Section 8 shall not be deemed to be a Third Party Claim.

         (2) The Indemnifying Party will have the right to defend the Indemnified Party against the Third Party Claim with counsel of its choice reasonably satisfactory to the Indemnified Party so long as (A) the Indemnifying Party notifies the Indemnified Party in writing within 30 days after the Indemnified Party has given notice of the Third Party Claim that the Indemnifying Party will indemnify the Indemnified Party from and against the entirety of any Adverse Consequences the Indemnified Party may suffer resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim; and (B) the Indemnifying Party conducts the defense of the Third Party Claim actively and diligently.

         (3) So long as the Indemnifying Party is conducting the defense of the Third Party Claim in accordance with Section 7(d)(2), (A) the Indemnified Party may retain separate co-counsel at its sole cost and expense and participate in the defense of the Third Party Claim, (B) the Indemnified Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnifying Party; and (C) the Indemnifying Party will not consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of the Indemnified Party (which consent will not be withheld unreasonably).

         (4) In the event any of the conditions in Section 7(d)(2) is or becomes unsatisfied, however, (A) the Indemnified Party may defend against the Third Party Claim in any manner it reasonably may deem appropriate; provided, however, that the Indemnified Party shall not consent to the entry of any judgment or enter into any settlement or agreement to settle a Third Party Claim without the prior written consent of the Indemnifying Party which consent shall not be unreasonably withheld; (B) the Indemnifying Party will reimburse the Indemnified Party promptly and periodically for the costs of defending against the Third Party Claim (including reasonable attorneys' fees and expenses); and
(C) the Indemnifying Party will remain responsible for any Adverse Consequences the Indemnified Party actually suffers resulting from, arising out of, relating to, in the nature of, or caused by the Third Party Claim to the fullest extent provided in this Section 7.

         (e) EXPRESS NEGLIGENCE. THE INDEMNIFICATION AGREEMENTS OF THE PARTIES HEREIN SHALL APPLY NOTWITHSTANDING THE CIRCUMSTANCES RELATING TO SUCH INDEMNITY MAY RELATE TO THE ORDINARY, SOLE OR CONTRIBUTORY NEGLIGENCE, GROSS NEGLIGENCE, WILLFUL MISCONDUCT OR VIOLATION OF LAW BY ANY INDEMNIFIED PARTY, ITS SUBSIDIARIES, OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS.

         8. TAX MATTERS. The Parties agree as follows with respect to the period following the Closing:

         (a) SECTION 338(H)(10) ELECTIONS. EVI agrees that, if requested by Parker prior to the Closing, EVI, as the common parent of the affiliated group of corporations filing a consolidated federal income Tax Return which includes Mallard and its subsidiaries (the "EVI Group"), shall join Parker in making an election under section 338(h)(10) of the Code and a similar election under any applicable state income Tax law (collectively, the "Section 338(h)(10) elections") with respect to Parker's purchase of the Mallard Common Stock. If Parker determines prior to the Closing to make the Section 338(h)(10) elections with respect to its purchase of the Mallard Common Stock, on or before the Closing Date Parker and EVI shall cause Internal Revenue Service Form 8023A and any similar forms under applicable state income Tax law (the "Forms") with respect to Parker's purchase of the Mallard Common Stock to be duly executed by an authorized person for Parker and EVI, respectively. Parker and EVI shall cooperate in good faith with each other in completing the Forms and schedules required to be attached thereto, and Parker shall provide a copy of the executed Forms and schedules to EVI and Parker shall duly and timely file the Forms as prescribed by Treasury Regulation Section 1.338(h)(10)-1 or the corresponding provision of applicable state income Tax law as soon as practicable after the Closing and shall promptly thereafter provide EVI with evidence of each such filing.

         (b) PREPARATION AND FILING OF TAX RETURNS. (1) With respect to each Tax Return covering a taxable period ending on or before the Closing Date that is required to be filed after the Closing Date for, by or with respect to Mallard or any subsidiary of Mallard (other than the Tax Returns described in Section 8(a)(3)), EVI shall cause such Tax Return to be prepared, shall cause to be included in such Tax Return all items of income, gain, loss, deduction and credit or other items (collectively "Tax Items") required to be included therein, and shall deliver the original of such Tax Return to Parker at least 30 days prior to the due date (including extensions) of such Tax Return. If the amount of the Tax shown to be due on such Tax Return exceeds the amount reflected as a current liability for such Tax on the Closing Balance Sheet, EVI shall pay to Parker the amount of such excess not less than 5 days prior to the due date of such Tax Return. Parker shall cause Mallard or the respective subsidiary of Mallard to file timely such Tax Return with the appropriate taxing authority and to pay the amount of Taxes shown to be due on such Tax Return.

         (2) With respect to each Tax Return covering (i) a taxable period beginning on or before the Closing Date and ending after the Closing Date or,
(ii) a taxable period beginning after the Closing Date, that is required to be filed after the Closing Date for, by or with respect to Mallard or any subsidiary of Mallard (other than the Tax Returns described in Section 8(b)(3)), Parker shall cause such Tax Return to be prepared and shall cause to be included in such Tax Return all Tax Items required to be included therein. Parker shall determine (by an interim closing of the books as of the Closing Date except for ad valorem Taxes and franchise Taxes based on capital which shall be prorated on a daily basis) the portion, if any, of the Tax due with respect to the period covered by such Tax Return which is attributable to Mallard or the respective subsidiary of Mallard for a Pre-Closing Taxable Period. At least 30 days prior to the due date (including extensions) of such Tax Return, Parker shall deliver to EVI a copy of such Tax Return and of its determinations. If the amount of Tax so determined to be attributable to the Pre-Closing Taxable Period exceeds the amount reflected as a current liability for such Tax on the Closing Balance Sheet, EVI shall pay to Parker the amount of such excess Tax not less than 5 days prior to the due date of such Tax Return. Parker shall cause Mallard or the respective subsidiary of Mallard to file timely such Tax Return with the appropriate taxing authority and to pay timely the amount of Taxes shown to be due on such Tax Return.

         (3) EVI shall cause to be included in the consolidated federal income Tax Returns (and the state income Tax Returns of any state that permits consolidated, combined or unitary income Tax Returns, if any) of any group of corporations that includes EVI and Mallard or any subsidiary of Mallard (the "EVI Group") for all periods ending on or before or which include the Closing Date, all Tax Items of Mallard and the subsidiaries of Mallard which are required to be included therein, shall file timely all such Tax Returns with the appropriate taxing authorities and shall pay timely all Taxes due with respect to the periods covered by such Tax Returns.

         (4) Any Tax Return to be prepared pursuant to the provisions of this Section 8 shall be prepared in a manner consistent with practices followed in prior years with respect to similar Tax Returns, except for changes required by changes in law.

         (c) ACCESS TO INFORMATION. (1) EVI and each member of the EVI Group shall grant to Parker (or its designees) access at all reasonable times to all of the information, books and records relating to Mallard and the subsidiaries within the possession of EVI or any member of the EVI Group (including workpapers and correspondence with taxing authorities), and shall afford Parker (or its designees) the right (at Parker's expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit Parker (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the parties arising under, this Agreement.

         (2) Parker shall grant or cause Mallard and its subsidiaries to grant to EVI (or its designees) access at all reasonable times to all of the information, books and records relating to Mallard and its subsidiaries within the possession of Parker, Mallard or the subsidiaries of Mallard (including workpapers and correspondence with taxing authorities), and shall afford EVI (or its designees) the right (at EVI's expense) to take extracts therefrom and to make copies thereof, to the extent reasonably necessary to permit EVI (or its designees) to prepare Tax Returns, to conduct negotiations with Tax authorities, and to implement the provisions of, or to investigate or defend any claims between the parties arising under, this Agreement.

         (3) Each of the parties hereto will preserve and retain all schedules, workpapers and other documents relating to any Tax Returns of or with respect to Mallard or any subsidiary of Mallard or to any claims, audits or other proceedings affecting Mallard or any subsidiary of Mallard until the expiration of the statute of limitations (including extensions) applicable to the taxable period to which such documents relate or until the final determination of any controversy with respect to such taxable period, and until the final determination of any payments that may be required with respect to such taxable period under this Agreement.

         (d) INDEMNIFICATION PROVISIONS FOR THE BENEFIT OF PARKER. EVI hereby agrees to defend, indemnify and hold harmless Parker, Mallard and the subsidiaries of Mallard from and against, and agrees to pay, all Taxes imposed and all costs and expenses (including, without limitation, litigation costs and reasonable attorneys' and accountants' fees and disbursements) incurred (all herein referred to as "Tax Losses") as a result of:

         (1) a claim, notice of deficiency, or assessment by, or any obligation owing to, any taxing authority for:

                 (A) any Taxes of Mallard or any subsidiary of Mallard attributable to any Pre-Closing Taxable Period in excess of Taxes reflected as current liabilities on the Closing Balance Sheet;

                 (B) any Taxes of any corporation (other than Mallard and any subsidiaries of Mallard) that is or was a member of a Seller Affiliated Group prior to Closing; and

                 (C) any Taxes resulting from the Section 338(h)(10) elections;

                 (D) any Taxes of EVI, Mallard or their subsidiaries attributable to the transactions contemplated by this Agreement; and

         (2) any breach of any representation, warranty or obligation of EVI under Section 2(o) or Section 8 of this Agreement.

         (e) INDEMNIFICATION PROVISIONS FOR THE BENEFIT OF EVI. Parker agrees to defend, indemnify and hold harmless EVI from and against, and agrees to pay, all Tax Losses incurred as a result of:

                 (1) a claim, notice of deficiency, or assessment by, or any obligation owing to, any taxing authority for any Taxes of Mallard or any subsidiary of Mallard attributable to any Post-Closing Taxable Period; and

                 (2) any breach of any representation, warranty or obligation of Parker under Section 8 of this Agreement.

         (f) INDEMNIFICATION PROCEDURES. (1) If a claim shall be made by any taxing authority that, if successful, would result in the indemnification of a party under this Agreement (referred to herein as the "Tax Indemnified Party"), the Tax Indemnified Party shall promptly notify the party obligated under this Agreement to so indemnify (referred to herein as the "Tax Indemnifying Party") in writing; provided, however, that no delay on the part of the Tax Indemnified Party in notifying the Tax Indemnifying Party shall relieve the Tax Indemnifying Party from any obligation hereunder unless (and then solely to the extent) the Tax Indemnifying Party is prejudiced thereby.

         (2) The Tax Indemnified Party shall take such action in connection with contesting such claim as the Tax Indemnifying Party shall reasonably request in writing from time to time, including the selection of counsel and experts and the execution of powers of attorney, provided that (A) within 30 days after the notice described in Section 8(f)(1) has been delivered (or such earlier date that any payment of Taxes is due by the Tax Indemnified Party but in no event sooner than 5 days after the Tax Indemnifying Party's receipt of such notice), the Tax Indemnifying Party requests that such claim be contested,
(B) the Tax Indemnifying Party shall have agreed to pay to the Tax Indemnified Party all costs and expenses that the Tax Indemnified Party incurs in connection with contesting such claim, including, without limitation, reasonable attorneys' and accountants' fees and disbursements, and (C) if the Tax Indemnified Party is requested by the Tax Indemnifying Party to pay the Tax claimed and sue for a refund, the Tax Indemnifying Party shall have advanced to the Tax Indemnified Party, on an interest-free basis, the amount of such claim. The Tax Indemnified Party shall not make any payment of such claim for at least 30 days (or such shorter period as may be required by applicable law) after the giving of the notice required by Section 8(f)(1), shall give to the Tax Indemnifying Party any information reasonably requested relating to such claim, and otherwise shall cooperate with the Tax Indemnifying Party in good faith in order to contest effectively any such claim.

         (3) Subject to the provisions of Section 8(f)(2), the Tax Indemnified Party shall enter into a settlement of such contest with the applicable taxing authority or prosecute such contest to a determination in a court or other tribunal of initial or appellate jurisdiction, all as the Tax Indemnifying Party may request.

         (4) If, after actual receipt by the Tax Indemnified Party of an amount advanced by the Tax Indemnifying Party pursuant to Section 8(f)(2)(C), the extent of the liability of the Tax Indemnified Party with respect to the claim shall be established by the final judgment or decree of a court or other tribunal or a final and binding settlement with an administrative agency having jurisdiction thereof, the Tax Indemnified Party shall promptly repay to the Tax Indemnifying Party the amount advanced to the extent of any refund received by the Tax Indemnified Party with respect to the claim together with any interest received thereon from the applicable taxing authority and any recovery of legal fees from such taxing authority, net of any Taxes as are required to be paid by the Tax Indemnified Party with respect to such refund, interest or legal fees (calculated at the maximum applicable statutory rate of Tax without regard to any other Tax Items). Notwithstanding the foregoing, the Tax Indemnified Party shall not be required to make any payment hereunder before such time as the Tax Indemnifying Party shall have made all payments or indemnities then due with respect to the Tax Indemnified Party pursuant to this Agreement.

         (5) Promptly after a final determination the Tax Indemnifying Party shall pay to the Tax Indemnified Party the amount of any Tax Losses to which the Tax Indemnified Party may become entitled by reason of the provisions of this Section 8.

         (g) REFUNDS. (1) Any refund (whether by payment, credit, offset or otherwise) of Taxes described in or covered by Section 8(d) (inclusive of any interest thereon), regardless of whether such Taxes were paid before, on or after the Closing Date, shall be the property of EVI and shall be retained by EVI (or, if applicable, paid or caused to be paid by Parker to EVI, within 15 calendar days after receipt, if any such refund (or interest thereon) is received by Parker, Mallard or any of the subsidiaries of Mallard, whether by payment, credit, offset or otherwise). If there is an adjustment to any such refund (or interest thereon), any payment or payments theretofore made between the parties hereto with respect to such refund (or interest thereon) pursuant to this Section 8(g)(1) shall be appropriately adjusted by means of a payment from EVI to Parker or Parker to EVI, as the case may be, within 15 calendar days after such adjustment.

         (2) Any refund (whether by payment, credit, offset or otherwise) of Taxes described in or covered by Section 8(e) (inclusive of any interest thereon), regardless of whether such Taxes were paid before, on or after the Closing Date, shall be the property of Parker and shall be retained by Parker (or, if applicable, promptly paid or caused to be paid by EVI to Parker, within 15 calendar days after receipt, if any such refund (or interest thereon) is received by EVI whether by payment, credit, offset or otherwise). If there is an adjustment to any such refund (or interest thereon), any payment or payments theretofore made between the parties hereto with respect to such refund (or interest thereon) pursuant to this Section 8(g)(2) shall be appropriately adjusted by means of a payment from EVI to Parker or Parker to EVI, as the case may be, within 15 calendar days after such adjustment.

         (h) NATURE OF PAYMENTS. Any payment from Parker to EVI pursuant to this Section 8 shall be treated for Tax purposes as an increase in the purchase price and any payment from EVI to Parker pursuant to this Section 8 shall be treated for Tax purposes as a reduction in the purchase price.

         9.      TERMINATION.

         (a) TERMINATION OF AGREEMENT. The Parties may terminate this Agreement as provided below:

                 (1) Parker and EVI may terminate this Agreement by mutual written consent at any time prior to the Closing;

                 (2) EVI may terminate this Agreement at any time after January 31, 1997 if (A) Parker has not satisfied the condition precedent set forth in Section 6(a)(11), and (B) each other condition precedent set forth in Sections 6(a) (other than certificates or opinions to be delivered at Closing) shall have been satisfied.

                 (3) Parker may terminate this Agreement upon a material breach of any representation, warranty, covenant or agreement on the part of EVI set forth in this Agreement, or if any representation or warranty of EVI shall have become untrue, in either case such that the conditions set forth in Sections 6(a)(1) or Section 6(a)(2) herein, as the case may be, would be incapable of being satisfied by February 28, 1997; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9(a)(3).

                 (4) EVI may terminate this Agreement, upon a material breach of any representation, warranty, covenant or agreement on the part of Parker set forth in this Agreement, or if any representation or warranty of Parker shall have become untrue, in either case such that the conditions set forth in Section 6(b)(1) or Section 6(b)(2) herein, as the case may be, would be incapable of being satisfied by February 28, 1997; provided, that in any case, a willful breach shall be deemed to cause such conditions to be incapable of being satisfied for purposes of this Section 9(a)(4).

                 (5) Parker or EVI may terminate this Agreement, if there shall be any order which is final and nonappealable preventing the consummation of the transactions contemplated hereby, except if the party relying on such order to terminate this Agreement has not complied with its obligations under Section 4(b) herein.

                 (6) Parker or EVI may terminate this Agreement, if the Closing shall not have been consummated before February 28, 1997.

         (b) EFFECT OF TERMINATION. Except as provided in Section 9(c), if any Party terminates this Agreement pursuant to Section 9(a), all rights and obligations of the Parties hereunder shall terminate without any liability of either Party to the other Party, except that nothing herein shall relieve any party from liability for any breach of this Agreement and any termination shall not be deemed to be a waiver of any applicable remedy for such breach.

         (c) TERMINATION FOR FAILURE TO OBTAIN FINANCING. If EVI terminates this Agreement in accordance with its rights under Section 9(a)(2), Parker will pay EVI an amount equal to $6,250,000 in cash, by wire transfer, within five Business Days of such termination.

         10.     MISCELLANEOUS.

         (a) PRESS RELEASES AND PUBLIC ANNOUNCEMENTS. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement prior to the Closing without the prior written approval of Parker and EVI; provided, however, that either Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use all reasonable efforts to advise the other Party prior to making the disclosure).

         (b) NO THIRD-PARTY BENEFICIARIES. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

         (c) ENTIRE AGREEMENT. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

         (d) SUCCESSION AND ASSIGNMENT. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective heirs, successors and permitted assigns. No Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Parties hereto; provided, however, that Parker may assign its rights hereunder to any of its affiliates, but such assignment shall not relieve Parker of any of its obligations hereunder.

         (e) COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

         (f) NOTICES. All notices, requests, demands, claims, and other communications hereunder shall be in writing. Any notice, request, demand, claim, or other communication hereunder shall be sent by (i) personal delivery (including courier service), (ii) telecopier during normal business hours to the number indicated (followed promptly by mail), or (iii) registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below (any communication shall be deemed given upon receipt):

                 IF TO EVI:

                 Energy Ventures, Inc.
                 5 Post Oak Park, Suite 1760
                 Houston, Texas 77027
                 Attention: Bernard J. Duroc-Danner
                 Telecopier No.:  (713) 297-8488

                 WITH A COPY TO:

                 Fulbright & Jaworski L.L.P.
                 1301 McKinney St., Suite 5100
                 Houston, Texas  77010
                 Attention:  Curtis W. Huff
                 Telecopier No.:  (713) 651-5246

                 IF TO PARKER:

                 Parker Drilling Company
                 Eight East Third Street
                 Tulsa, Oklahoma 74103
                 Attention: Robert L. Parker Jr.
                 Telecopier No.: (918) 631-1253

                 WITH A COPY TO:

                 Vinson & Elkins L.L.P.
                 1001 Fannin, Suite 2300
                 Houston, Texas 77002
                 Attention:  T. Mark Kelly or Keith R. Fullenweider
                 Telecopier:  (713) 615-5855

Any Party may change its telecopier number or its address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

         (g) GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of Texas without giving effect to any choice or conflict of Law provision or rule (whether of the State of Texas or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Texas.

         (h) AMENDMENTS AND WAIVERS. No amendments of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party hereto. No waiver by either Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

         (i) SEVERABILITY. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

         (j) EXPENSES. Except as otherwise provided in Section 9, each of the Parties will bear its own costs and expenses (including legal fees and expenses) incurred in connection with this Agreement and the transactions contemplated hereby.

         (k) CONSTRUCTION. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

         (l) INCORPORATION OF EXHIBITS AND SCHEDULES. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

         (m) SPECIFIC PERFORMANCE. The parties hereto agree that this Agreement shall be specifically enforceable and the parties hereto hereby waive any defense to such a proceeding in equity that monetary damages are sufficient.

         IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

                                    PARKER DRILLING COMPANY


                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------


                                    ENERGY VENTURES, INC.


                                    By:
                                       ---------------------------------------
                                    Name:
                                         -------------------------------------
                                    Title:
                                          ------------------------------------